LOOMIS SAYLES FUNDS I

March 29, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Loomis Sayles Funds I

Post-Effective Amendment No. 38

(File Nos.: 333-22931 and 811-08282)

Dear Sir or Madam:

On behalf of Loomis Sayles Funds I (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 38 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The attached Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), as amended, the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T. It is proposed that the Amendment become effective on May 28, 2010.

The Registrant is filing the Amendment (i) for the purpose of obtaining new class identifiers for a new share class on behalf of certain of its series including Loomis Sayles Inflation Protected Securities Fund and Loomis Sayles Intermediate Duration Fixed Income Fund, and (ii) to change the name of Loomis Sayles Intermediate Duration Fixed Income Fund to Loomis Sayles Intermediate Duration Bond Fund and revise its principal investment strategies. It is anticipated that the Registrant will file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the 1933 Act on or prior to the proposed effective date to make non-material changes to disclosure and to incorporate any changes you may deem necessary.

Please direct any questions or comments on the attached materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete
Assistant Secretary